UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: March 4, 2015

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-200212).

This Form 6-K consists of the legal opinion which appears below.

Homburger AG

Prime Tower

Hardstrasse 201 | CH–8005 Zurich

P.O. Box 314 | CH–8037 Zurich

T +41 43 222 10 00

F +41 43 222 15 00

lawyers@homburger.ch

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

March 4, 2015 HAD | DUE

313423 | 3390930_2.DOCX

UBS AG - Registration Statement for Debt Securities and Warrants

(Issue Dates: February 9, 2015 to February 13, 2015)

Ladies and Gentlemen:

We, Homburger AG, have acted as special Swiss counsel to UBS AG, a corporation organized under the laws of Switzerland (the Company), in connection with the issuance by the Company, acting through its London branch (the Issuing Branch), of the securities specified in Annex 1 (collectively, the Securities) pursuant to the Company’s registration statement on Form F-3 (File Nos. 333-46930, 333-64844, 333-156695 and 333-178960) and filed with the U.S. Securities and Exchange Commission on November 14, 2014 (the Registration Statement). As such special Swiss counsel, we have been requested to give our opinion as to certain matters of Swiss law relating to the Securities.

Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.

I.	Basis of Opinion

This opinion is confined to and given on the basis of the laws of Switzerland in force at the date hereof. Such laws and the interpretation thereof are subject to change. In the absence of explicit statutory law, we base our opinion solely on our independent professional judgment. This opinion is also confined to the matters stated herein and the Documents (as defined below), and is not to be read as extending, by implication or otherwise, to any agreement or document referred to in any of the Documents or any other matter.

For purposes of this opinion we have not conducted any due diligence or similar investigation as to factual circumstances, which are or may be referred to in the Documents, and we express no opinion as to the accuracy of representations and warranties of facts set out in the Documents or the factual background assumed therein.

For the purpose of giving this opinion, we have only examined originals or copies of the following documents (collectively, the Documents):

(i)	an electronic copy of the Registration Statement;

(ii)	an electronic copy of each of (i) the Debt Indenture dated as of November 21, 2000, between UBS AG and U.S. Bank Trust National Association, as Trustee, as amended and supplemented by the First Supplemental Indenture dated as of February 28, 2006, between UBS AG and U.S. Bank Trust National Association, as Trustee and (ii) the Warrant Indenture dated as of July 22, 2004, between UBS AG and U.S. Bank Trust National Association, as Trustee (the Indenture);

(iii)	an electronic copy of the Amended and Restated Distribution Agreement dated November 17, 2006, among UBS AG and UBS Securities LLC and UBS Financial Services Inc., as Agents (the Distribution Agreement);

(iv)	electronic copies of the articles of association (Statuten) of the Company, in the version dated as of May 7, 2014 (the Articles);

(v)	an electronic copy of the resolutions of the Group Treasurer of the Company, dated as of November 14, 2014 (the Resolutions);

(vi)	electronic copies of the organizational regulations (Organisationsreglement) of the Company, including Annex B “Responsibilities and Authorities” thereto, in the version dated as of October 1, 2014 (the October 2014 Organizational Regulations), and the version dated as of November 26, 2014 (the November 2014 Organizational Regulations);

(vii)	an electronic copy of the “Business Regulations Corporate Center” in the version effective as of March 26, 2014 (the Business Regulations and, together with the November 2014 Organizational Regulations, the Internal Regulations);

(viii)	electronic copies of the “Delegations of Authorities for Corporate Center” valid from March 26, 2014 (the Delegation);

(ix)	an electronic copy of the Group Policy on Signing Authority 1-P-000052, Category: Legal, Compliance, Governance and Ethics, valid from July 17, 2007 / version approved August 28, 2012 / version of September 17, 2012 (the Signing Authority Policy);

(x)	an electronic copy of (A) the email dated November 1, 2011, from Gordon Kiesling to Chul Chung, IB General Counsel, attaching the memo dated November 1, 2011 (the Memo), from Gordon Kiesling to Chul Chung, IB General Counsel, regarding the request for use of digital signatures in global securities, and (B) the email from Chul Chung, IB General Counsel, to Gordon Kiesling approving the Memo (collectively, the Digital Signature Approval);

(xi)	an electronic copy of an Officers’ Certificate, executed and delivered pursuant to section 301 of the Indenture, dated November 14, 2014, including Annex A and Annex B thereto, establishing the terms of UBS’ Medium-Term Notes, Series A (the Authorized Officers’ Certificate);

(xii)	an electronic copy of

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated February 9, 2015,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated February 10, 2015,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated February 11, 2015,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated February 12, 2015, and

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated February 13, 2015,

(collectively, the Opinion Backup Certificates);

(xiii)	an electronic copy of

•	(a) a Determination of an Authorized Person dated February 9, 2015, including Annex A, setting forth the terms of the USD 189,000.00 Airbag Yield Optimization Notes due August 7, 2015 (Linked to the common stock of FireEye, Inc.) CUSIP 90274L707, (b) a Determination of an Authorized Person dated February 9, 2015, including Annex A, setting forth the terms of the USD 500,000.00 Airbag Yield Optimization Notes due August 7, 2015 (Linked to the common stock of Weatherford International Ltd.) CUSIP 90274L699, (c) a Determination of an Authorized Person dated February 9, 2015, including Annex A, setting forth the terms of the USD 100,000.00 Contingent Absolute Return Autocallable Optimization Securities due February 11, 2016 (Linked to the common stock of Gilead Sciences, Inc.) CUSIP 90274L624, (d) a Determination of an Authorized Person dated February 9, 2015, including Annex A, setting forth the terms of the USD 315,000.00 Trigger Phoenix Autocallable Optimization Securities due February 11, 2016 (Linked to the common stock of Best Buy Co., Inc.) CUSIP 90274L657, (e) a Determination of an Authorized Person dated February 9, 2015, including Annex A, setting forth the terms of the USD 132,000.00 Trigger Phoenix Autocallable Optimization Securities due February 11, 2016 (Linked to the common stock of Cornerstone OnDemand, Inc.) CUSIP 90274L673, (f) a Determination of an Authorized Person dated February 9, 2015, including Annex A, setting forth the terms of the USD 125,000.00 Trigger Phoenix Autocallable Optimization Securities due February 11, 2016 (Linked to the common stock of Gilead Sciences, Inc.) CUSIP 90274L665, (g) a Determination of an Authorized Person dated February 9, 2015, including Annex A, setting forth the terms of the USD 275,000.00 Trigger Phoenix Autocallable Optimization Securities due February 11, 2016 (Linked to the common stock of Twitter, Inc.) CUSIP 90274L640, (h) a Determination of an Authorized Person dated February 9, 2015, including Annex A, setting forth the terms of the USD 150,000.00 Trigger Return Optimization Securities due February 13, 2017 (Linked to the American depositary shares of BP p.l.c.) CUSIP 90274L632, (i) a Determination of an Authorized Person dated February 9, 2015, including Annex A, setting forth the terms of the USD 150,000.00 Trigger Return Optimization Securities due February 13, 2017 (Linked to the common stock of Gilead Sciences, Inc.) CUSIP 90274L616 and (j) a Determination of an Authorized Person dated February 9, 2015, including Annex A, setting forth the terms of the USD 99,906.45 Trigger Yield Optimization Notes due October 5, 2015 (Linked to the common stock of Gilead Sciences, Inc.) CUSIP 90274L681,

•	(a) a Determination of an Authorized Person dated February 10, 2015, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 12, 2016 (Linked to the common stock of Autodesk, Inc.) CUSIP 90274L723, (b) a Determination of an Authorized Person dated February 10, 2015, including Annex A, setting forth the terms of the USD 293,000.00 Trigger Phoenix Autocallable Optimization Securities due August 12, 2016 (Linked to the common stock of Facebook, Inc.) CUSIP 90274L756, (c) a Determination of an Authorized Person dated February 10, 2015, including Annex A, setting forth the terms of the USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due February 12, 2016 (Linked to the common stock of LinkedIn Corporation) CUSIP 90274L764, (d) a Determination of an Authorized Person dated February 10, 2015, including Annex A, setting forth the terms of the USD 170,000.00 Trigger Phoenix Autocallable Optimization Securities due February 13, 2017 (Linked to the shares of Market Vectors® Gold Miners ETF) CUSIP 90274L772, (e) a Determination of an Authorized Person dated February 10, 2015, including Annex A, setting forth the terms of the USD 1,650,000.00 Trigger Phoenix Autocallable Optimization Securities due August 12, 2016 (Linked to the common stock of Medivation, Inc.) CUSIP 90274L731, (f) a Determination of an Authorized Person dated February 10, 2015, including Annex A, setting forth the terms of the USD 155,000.00 Trigger Phoenix Autocallable Optimization Securities due August 12, 2016 (Linked to the common stock of Royal Caribbean Cruises Ltd) CUSIP 90274L780 and (g) a Determination of an Authorized Person dated February 10, 2015, including Annex A, setting forth the terms of the USD 156,942.90 Trigger Yield Optimization Notes due February 10, 2016 (Linked to the common stock of Gilead Sciences, Inc.) CUSIP 90274L715,

•	(a) a Determination of an Authorized Person dated February 11, 2015, including Annex A, setting forth the terms of the USD 301,500.00 Trigger Phoenix Autocallable Optimization Securities due February 13, 2017 (Linked to the common stock of Aruba Networks, Inc.) CUSIP 90274L822, (b) a Determination of an Authorized Person dated February 11, 2015, including Annex A, setting forth the terms of the USD 446,000.00 Trigger Phoenix Autocallable Optimization Securities due February 16, 2016 (Linked to the common stock of Celgene Corporation) CUSIP 90274L855, (c) a Determination of an Authorized Person dated February 11, 2015, including Annex A, setting forth the terms of the USD 611,000.00 Trigger Phoenix Autocallable Optimization Securities due February 16, 2016 (Linked to the common stock of Expedia Inc.) CUSIP 90274L848, (d) a Determination of an Authorized Person dated February 11, 2015, including Annex A, setting forth the terms of the USD 210,000.00 Trigger Phoenix Autocallable Optimization Securities due August 15, 2016 (Linked to the common stock of Facebook, Inc.) CUSIP 90274L798, (e) a Determination of an Authorized Person dated February 11, 2015, including Annex A, setting forth the terms of the USD 301,500.00 Trigger Phoenix Autocallable Optimization Securities due February 13, 2017 (Linked to the common stock of Micron Technology, Inc.) CUSIP 90274L830, (f) a Determination of an Authorized Person dated February 11, 2015, including Annex A, setting forth the terms of the USD 188,000.00 Trigger Phoenix Autocallable Optimization Securities due February 13, 2017 (Linked to the common stock of Nabors Industries Ltd.) CUSIP 90274L863, (g) a Determination of an Authorized Person dated February 11, 2015, including Annex A, setting forth the terms of the USD 300,000.00 Trigger Phoenix Autocallable Optimization Securities due February 16, 2016 (Linked to the common stock of Yahoo! Inc.) CUSIP 90274L814, (h) a Determination of an Authorized Person dated February 11, 2015, including Annex A, setting forth the terms of the USD 249,810.00 Trigger Yield Optimization Notes due February 11, 2016 (Linked to the common stock of Amgen Inc.) CUSIP 90274L806, (i) a Written Statement and Instructions of Authorized Persons dated February 11, 2015, including Annex A, setting forth the terms of the USD 6,731,820 Contingent Income Auto-Callable Securities due February 9, 2018 (Linked to the common units of The Blackstone Group L.P.) CUSIP 90274F833, (j) a Written Statement and Instructions of Authorized Persons dated February 11, 2015, including Annex A, setting forth the terms of the USD 4,077,400 Contingent Income Auto-Callable Securities due February 11, 2016 (Linked to the common stock of United Continental Holdings, Inc.) CUSIP 90274F825 and (k) a Written Statement and Instructions of Authorized Persons dated February 11, 2015, including Annex A, setting forth the terms of the USD 9,138,050 Trigger Phoenix Autocallable Optimization Securities due February 12, 2020 (Linked to the common stock of Apple Inc.) CUSIP 90274P104, Annex B, setting forth the terms of the USD 824,500 Trigger Phoenix Autocallable Optimization Securities due February 12, 2020 (Linked to the common stock of International Paper Company) CUSIP 90274P138, Annex C, setting forth the terms of the USD 2,486,900 Trigger Phoenix Autocallable Optimization Securities due February 12, 2020 (Linked to the common stock of NIKE, Inc.) CUSIP 90274P112 and Annex D, setting forth the terms of the USD 1,217,500 Trigger Phoenix Autocallable Optimization Securities due February 12, 2020 (Linked to the common stock of Royal Caribbean Cruises Ltd.) CUSIP 90274P120,

•	(a) a Determination of an Authorized Person dated February 12, 2015, including Annex A, setting forth the terms of the USD 257,500.00 Trigger Phoenix Autocallable Optimization Securities due August 16, 2016 (Linked to the common stock of Expedia Inc.) CUSIP 90274M101, (b) a Determination of an Authorized Person dated February 12, 2015, including Annex A, setting forth the terms of the USD 129,000.00 Trigger Phoenix Autocallable Optimization Securities due February 17, 2016 (Linked to the common stock of Gilead Sciences, Inc.) CUSIP 90274L871, (c) a Determination of an Authorized Person dated February 12, 2015, including Annex A, setting forth the terms of the USD 301,000.00 Trigger Phoenix Autocallable Optimization Securities due February 16, 2017 (Linked to the common stock of Royal Caribbean Cruises Ltd) CUSIP 90274L889 and (d) a Determination of an Authorized Person dated February 12, 2015, including Annex A, setting forth the terms of the USD 139,920.98 Trigger Yield Optimization Notes due February 12, 2016 (Linked to the common stock of FireEye, Inc.) CUSIP 90274M127, and

•	(a) a Determination of an Authorized Person dated February 13, 2015, including Annex A, setting forth the terms of the USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due February 18, 2016 (Linked to the common stock of Tesla Motors, Inc.) CUSIP 90274M143, (b) a Determination of an Authorized Person dated February 13, 2015, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due February 18, 2016 (Linked to the common stock of United Rentals, Inc.) CUSIP 90274M135, (c) a Determination of an Authorized Person dated February 13, 2015, including Annex A, setting forth the terms of the USD 468,000.00 Trigger Return Optimization Securities due February 17, 2017 (Linked to the common stock of Gilead Sciences, Inc.) CUSIP 90274M150, (d) a Determination of an Authorized Person dated February 13, 2015, including Annex A, setting forth the terms of the USD 143,165.88 Trigger Yield Optimization Notes due February 16, 2016 (Linked to the common stock of Delta Air Lines, Inc.) CUSIP 90274M168 and (e) a Written Statement and Instructions of Authorized Persons dated February 13, 2015, including Annex A, setting forth the terms of the USD 24,500,000 Return Optimization Securities due March 16, 2016 (Linked to the MSCI-EAFE® Index) CUSIP 90274P153,

(each, a Determination and collectively, the Determinations and, together with the Opinion Backup Certificates and the Authorized Officer’s Certificates, the Officers’ Certificates);

(xiv)	electronic excerpts of the “Global directory of UBS authorized signatories”

•	as provided per e-mail from Faizah Fatema dated February 5, 2015 regarding signature authority of Hina Mehta, Sara Starkweather, Gordon S. Kiesling and Timothy Geller,

•	as provided per e-mail from Faizah Fatema dated February 6, 2015 regarding signature authority of Hina Mehta, Sara Starkweather, Gordon S. Kiesling and Timothy Geller,

•	as provided per e-mails from Faizah Fatema dated February 10, 2015 regarding signature authority of Hina Mehta, Sara Starkweather, Gordon S. Kiesling and Timothy Geller, and

•	as provided per e-mail from Faizah Fatema dated February 12, 2015 regarding signature authority of Hina Mehta, Sara Starkweather, Gordon S. Kiesling and Timothy Geller; and

(xv)	an electronic excerpt from the Register of Commerce for the Company dated as of February 13, 2015 (the Excerpt).

No documents have been reviewed by us in connection with this opinion other than the Documents. Accordingly, we shall limit our opinion to the Documents and their legal implications under Swiss law.

In this opinion, Swiss legal concepts are expressed in English terms and not in their original language. These concepts may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. With respect to Documents governed by laws other than the laws of Switzerland, for purposes of this opinion we have relied on the plain meaning of the words and expressions contained therein without regard to any import they may have under the relevant governing law.

II.	Assumptions

For the purpose of this opinion, we have assumed the following:

(a)	all documents produced to us as originals are authentic and complete, and all documents produced to us as copies (including, without limitation, fax and electronic copies) conform to the original;

(b)	all documents produced to us as originals and the originals of all documents produced to us as copies were duly executed and certified, as applicable, in the manner and by the individuals purported to have executed or certified, as the case may be, such documents;

(c)	except as expressly opined upon herein, all information contained in the Documents is, and all material statements made to us in connection with the Documents are, true and accurate;

(d)	the Securities will be issued under the Indenture, and the issuance, offering and sale of the Securities will be conducted in the manner described in the Registration Statement, the Indenture and the Distribution Agreement;

(e)	the Securities will neither directly nor indirectly be offered or distributed in and from Switzerland or to Swiss investors having a domicile in Switzerland nor be listed on a Swiss exchange;

(f)	(i) the Securities will be executed substantially in the form as set out in the relevant Determination and will be consistent with the form of securities set out in the Authorized Officer’s Certificate and the relevant Indenture, (ii) the Securities and any documents in connection with such Securities will be duly executed in accordance with the relevant Indenture, the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I of the Resolutions), the Officers’ Certificates, and the rank requirement and restriction of signing authority to respective Business Area and Jurisdiction set out in the Signing Authority Policy, and (iii) the terms and conditions set out in the Securities correspond and conform to the relevant Determination, Indenture and Authorized Officer’s Certificate;

(g)	the inclusion of any alternative or additional terms in any Securities that are not currently specified in the Authorized Officer’s Certificate will not (i) require the Company, acting through the Issuing Branch, to obtain any regulatory consent, authorization or approval or make any regulatory filing in order for the Issuing Branch to issue, sell and deliver such Securities, (ii) require any further corporate approval or consent, or (iii) violate mandatory provisions of Swiss law;

(h)	the Excerpt is correct, complete and up-to-date, and the Articles are in full force and effect and have not been amended;

(i)	as of the date of the Determinations, the Internal Regulations, the Delegation, the Signing Authority Policy and the Digital Signature Approval were in full force and effect and had not been amended;

(j)	as of the date of the Resolutions, the October 2014 Organizational Regulations were in full force and effect and had not been amended;

(k)	the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I of the Resolutions) (i) have been duly resolved in meetings duly convened and otherwise in the manner set forth therein, and (ii) have not been rescinded or amended and are in full force and effect;

(l)	the Officers’ Certificates have not been rescinded or amended and are in full force and effect;

(m)	references to the “Resolutions” in the Opinion Backup Certificates are deemed to be references to the Resolutions and references to the “Officer’s Certificate” in the Determinations and the Opinion Backup Certificates are deemed to be references to the Authorized Officer’s Certificate;

(n)	in the case of any Securities and documents in connection with such Securities that have been executed using signatures that were reproduced by machine, (i) each person whose signature was reproduced by machine consented to such reproduction and (ii) such Securities qualify as the structured notes produced for the Equity Investor System for the US structured products business, as described in the Memo;

(o)	all required corporate approvals have been obtained if the aggregate initial offering price of all the securities having been issued and sold from time to time pursuant to the Resolutions (including the Securities) exceeds USD 15,000,000,000 (or its equivalent in another currency, currencies or composite currency);

(p)	the Registration Statement, the Indenture and the Distribution Agreement have been duly authorized and are in full force and effect and none of the Registration Statement, the Indenture and the Distribution Agreement has been terminated, rescinded, amended or supplemented in any way; and

(q)	the choice of the law of the State of New York as the governing law of, and the submission by the parties thereto to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York provided for in, the Indenture is valid and legally binding under the law of the State of New York.

III.	Opinion

Based on the foregoing and subject to the qualifications set out below, we are of the opinion that:

1.	All necessary corporate action by the Company related to the issuance and sale of the Securities was duly authorized in conformity with the Articles, the Internal Regulations and the Delegation as a matter of Swiss law.

2.	The choice of the law of the State of New York as the governing law of the Indenture is a valid choice of law among the parties thereto under the laws of Switzerland, and in any action brought before a court of competent jurisdiction in Switzerland, the law of the State of New York would be recognized and applied by such court to all issues for which the proper or governing law of a contract is applicable under the conflict of laws rules of Switzerland; provided, however, that (i) such choice of law may not extend to non-contractual obligations, (ii) the content of the relevant law of the State of New York may need to be proven by the relevant party, and (iii) a Swiss court would apply Swiss procedural rules.

3.	The submission by the Company to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York contained in the Indenture is valid and legally binding on it under the laws of Switzerland.

IV.	Qualifications

The above opinions are subject to the following qualifications:

(a)	The lawyers of our firm are members of the Zurich bar and do not hold themselves to be experts in any laws other than the laws of Switzerland. Accordingly, we are opining herein as to Swiss law only and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction.

(b)	According to article 10 of the Swiss Private International Law Act of December 18, 1987, as amended (the Private International Law Act), and article 31 of the Convention on Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters of October 30, 2007 (the Lugano Convention), Swiss courts may order preliminary measures (such as injunctions) even where they do not have jurisdiction over the substance of the matter.

(c)	Contractual submissions to a particular jurisdiction are subject to mandatory provisions on (i) the protection of consumers, insured persons and employees pursuant to the Lugano Convention, the Private International Law Act and such other international treaties by which Switzerland is bound, and (ii) enforcement proceedings that do not qualify as civil actions.

(d)	We do not express any opinion as to the validity or enforceability of the Securities, the Indenture or any other agreement or as to the accuracy or completeness of the information set out in the Registration Statement including, without limitation, the representations and warranties contained therein.

(e)	Further, we express no opinion as to banking or insurance regulatory matters or as to any commercial, accounting, calculating, auditing or other non-legal matter. Also, we express no opinion as to tax matters.

*    *    *

We have issued this opinion as of the date hereof and we assume no obligation to advise you of any changes in fact or in law that are made or brought to our attention hereafter.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

This opinion may be relied upon by the Company in connection with the issuance of the Securities. Without our prior written consent, this opinion may not be (i) used or relied upon by any other person, (ii) used or relied upon by you except in relation to the issuance of the Securities, or (iii) transmitted or disclosed to any other person except as provided in the immediately preceding paragraph.

This opinion is governed by and shall be construed in accordance with the laws of Switzerland. We confirm our understanding that all disputes arising out of or in connection with this opinion shall be subject to the exclusive jurisdiction of the courts of the Canton of Zurich, Switzerland, venue being Zurich 1.

Sincerely yours,

Homburger AG

Annex 1 to the Legal Opinion dated March 4, 2015

a)	Securities with issue date February 9, 2015

1.	USD 189,000.00 Airbag Yield Optimization Notes due August 7, 2015 (Linked to the common stock of FireEye, Inc.) CUSIP 90274L707, issued through UBS AG, London Branch

2.	USD 500,000.00 Airbag Yield Optimization Notes due August 7, 2015 (Linked to the common stock of Weatherford International Ltd.) CUSIP 90274L699, issued through UBS AG, London Branch

3.	USD 100,000.00 Contingent Absolute Return Autocallable Optimization Securities due February 11, 2016 (Linked to the common stock of Gilead Sciences, Inc.) CUSIP 90274L624, issued through UBS AG, London Branch

4.	USD 315,000.00 Trigger Phoenix Autocallable Optimization Securities due February 11, 2016 (Linked to the common stock of Best Buy Co., Inc.) CUSIP 90274L657, issued through UBS AG, London Branch

5.	USD 132,000.00 Trigger Phoenix Autocallable Optimization Securities due February 11, 2016 (Linked to the common stock of Cornerstone OnDemand, Inc.) CUSIP 90274L673, issued through UBS AG, London Branch

6.	USD 125,000.00 Trigger Phoenix Autocallable Optimization Securities due February 11, 2016 (Linked to the common stock of Gilead Sciences, Inc.) CUSIP 90274L665, issued through UBS AG, London Branch

7.	USD 275,000.00 Trigger Phoenix Autocallable Optimization Securities due February 11, 2016 (Linked to the common stock of Twitter, Inc.) CUSIP 90274L640, issued through UBS AG, London Branch

8.	USD 150,000.00 Trigger Return Optimization Securities due February 13, 2017 (Linked to the American depositary shares of BP p.l.c.) CUSIP 90274L632, issued through UBS AG, London Branch

9.	USD 150,000.00 Trigger Return Optimization Securities due February 13, 2017 (Linked to the common stock of Gilead Sciences, Inc.) CUSIP 90274L616, issued through UBS AG, London Branch

10.	USD 99,906.45 Trigger Yield Optimization Notes due October 5, 2015 (Linked to the common stock of Gilead Sciences, Inc.) CUSIP 90274L681, issued through UBS AG, London Branch

b)	Securities with issue date February 10, 2015

11.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due August 12, 2016 (Linked to the common stock of Autodesk, Inc.) CUSIP 90274L723, issued through UBS AG, London Branch

12.	USD 293,000.00 Trigger Phoenix Autocallable Optimization Securities due August 12, 2016 (Linked to the common stock of Facebook, Inc.) CUSIP 90274L756, issued through UBS AG, London Branch

13.	USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due February 12, 2016 (Linked to the common stock of LinkedIn Corporation) CUSIP 90274L764, issued through UBS AG, London Branch

14.	USD 170,000.00 Trigger Phoenix Autocallable Optimization Securities due February 13, 2017 (Linked to the shares of Market Vectors® Gold Miners ETF) CUSIP 90274L772, issued through UBS AG, London Branch

15.	USD 1,650,000.00 Trigger Phoenix Autocallable Optimization Securities due August 12, 2016 (Linked to the common stock of Medivation, Inc.) CUSIP 90274L731, issued through UBS AG, London Branch

16.	USD 155,000.00 Trigger Phoenix Autocallable Optimization Securities due August 12, 2016 (Linked to the common stock of Royal Caribbean Cruises Ltd) CUSIP 90274L780, issued through UBS AG, London Branch

17.	USD 156,942.90 Trigger Yield Optimization Notes due February 10, 2016 (Linked to the common stock of Gilead Sciences, Inc.) CUSIP 90274L715, issued through UBS AG, London Branch

c)	Securities with issue date February 11, 2015

18.	USD 301,500.00 Trigger Phoenix Autocallable Optimization Securities due February 13, 2017 (Linked to the common stock of Aruba Networks, Inc.) CUSIP 90274L822, issued through UBS AG, London Branch

19.	USD 446,000.00 Trigger Phoenix Autocallable Optimization Securities due February 16, 2016 (Linked to the common stock of Celgene Corporation) CUSIP 90274L855, issued through UBS AG, London Branch

20.	USD 611,000.00 Trigger Phoenix Autocallable Optimization Securities due February 16, 2016 (Linked to the common stock of Expedia Inc.) CUSIP 90274L848, issued through UBS AG, London Branch

21.	USD 210,000.00 Trigger Phoenix Autocallable Optimization Securities due August 15, 2016 (Linked to the common stock of Facebook, Inc.) CUSIP 90274L798, issued through UBS AG, London Branch

22.	USD 301,500.00 Trigger Phoenix Autocallable Optimization Securities due February 13, 2017 (Linked to the common stock of Micron Technology, Inc.) CUSIP 90274L830, issued through UBS AG, London Branch

23.	USD 188,000.00 Trigger Phoenix Autocallable Optimization Securities due February 13, 2017 (Linked to the common stock of Nabors Industries Ltd.) CUSIP 90274L863, issued through UBS AG, London Branch

24.	USD 300,000.00 Trigger Phoenix Autocallable Optimization Securities due February 16, 2016 (Linked to the common stock of Yahoo! Inc.) CUSIP 90274L814, issued through UBS AG, London Branch

25.	USD 249,810.00 Trigger Yield Optimization Notes due February 11, 2016 (Linked to the common stock of Amgen Inc.) CUSIP 90274L806, issued through UBS AG, London Branch

26.	USD 6,731,820 Contingent Income Auto-Callable Securities due February 9, 2018 (Linked to the common units of The Blackstone Group L.P.) CUSIP 90274F833, issued through UBS AG, London Branch

27.	USD 4,077,400 Contingent Income Auto-Callable Securities due February 11, 2016 (Linked to the common stock of United Continental Holdings, Inc.) CUSIP 90274F825, issued through UBS AG, London Branch

28.	USD 9,138,050 Trigger Phoenix Autocallable Optimization Securities due February 12, 2020 (Linked to the common stock of Apple Inc.) CUSIP 90274P104, issued through UBS AG, London Branch

29.	USD 824,500 Trigger Phoenix Autocallable Optimization Securities due February 12, 2020 (Linked to the common stock of International Paper Company) CUSIP 90274P138, issued through UBS AG, London Branch

30.	USD 2,486,900 Trigger Phoenix Autocallable Optimization Securities due February 12, 2020 (Linked to the common stock of NIKE, Inc.) CUSIP 90274P112, issued through UBS AG, London Branch

31.	USD 1,217,500 Trigger Phoenix Autocallable Optimization Securities due February 12, 2020 (Linked to the common stock of Royal Caribbean Cruises Ltd.) CUSIP 90274P120, issued through UBS AG, London Branch

d)	Securities with issue date February 12, 2015

32.	USD 257,500.00 Trigger Phoenix Autocallable Optimization Securities due August 16, 2016 (Linked to the common stock of Expedia Inc.) CUSIP 90274M101, issued through UBS AG, London Branch

33.	USD 129,000.00 Trigger Phoenix Autocallable Optimization Securities due February 17, 2016 (Linked to the common stock of Gilead Sciences, Inc.) CUSIP 90274L871, issued through UBS AG, London Branch

34.	USD 301,000.00 Trigger Phoenix Autocallable Optimization Securities due February 16, 2017 (Linked to the common stock of Royal Caribbean Cruises Ltd) CUSIP 90274L889, issued through UBS AG, London Branch

35.	USD 139,920.98 Trigger Yield Optimization Notes due February 12, 2016 (Linked to the common stock of FireEye, Inc.) CUSIP 90274M127, issued through UBS AG, London Branch

e)	Securities with issue date February 13, 2015

36.	USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due February 18, 2016 (Linked to the common stock of Tesla Motors, Inc.) CUSIP 90274M143, issued through UBS AG, London Branch

37.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due February 18, 2016 (Linked to the common stock of United Rentals, Inc.) CUSIP 90274M135, issued through UBS AG, London Branch

38.	USD 468,000.00 Trigger Return Optimization Securities due February 17, 2017 (Linked to the common stock of Gilead Sciences, Inc.) CUSIP 90274M150, issued through UBS AG, London Branch

39.	USD 143,165.88 Trigger Yield Optimization Notes due February 16, 2016 (Linked to the common stock of Delta Air Lines, Inc.) CUSIP 90274M168, issued through UBS AG, London Branch

40.	USD 24,500,000 Return Optimization Securities due March 16, 2016 (Linked to the MSCI-EAFE® Index) CUSIP 90274P153, issued through UBS AG, London Branch

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Managing Director

By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Executive Director

Date: 4th March 2015